UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GlobalOptions Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

37946D209

(CUSIP Number)

Richard A. Krantz, Esq.

Robinson & Cole LLP

1055 Washington Boulevard

Stamford, CT 06901

(203) 462-7505

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 18, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 37946D209	Page 2 of 11

(1)	Names of Reporting Persons. Walker Digital, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 7,667,667
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 7,667,667
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,667,667
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 37.1%
(14)	Type of Reporting Person (See Instructions) PN

CUSIP No 37946D209	Page 3 of 11

(1)	Names of Reporting Persons. JSW Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,667,667
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,667,667
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,667,667
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 37.1%
(14)	Type of Reporting Person (See Instructions) OO

CUSIP No 37946D209	Page 4 of 11

(1)	Names of Reporting Persons. Jay S. Walker
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,667,667
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,667,667
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,667,667
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 37.1%
(14)	Type of Reporting Person (See Instructions) IN

Item 1.     Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of GlobalOptions Group, Inc., a Delaware corporation (the “Issuer”). The address of Issuer’s principal office is Two High Ridge Park, Stamford, Connecticut 06905 (formerly 415 Madison Avenue, 17th Floor, New York, New York 10017).

Item 2.     Identity and Background

This statement is being filed on behalf of Walker Digital, LLC, a Delaware limited liability company (“Walker Digital”), JSW Investments, LLC, a Delaware limited liability company (“JSW”), and Jay S. Walker, an individual and citizen of the United States (“Walker” and together with Walker Digital and JSW, the “Reporting Persons”).

Walker Digital’s principal business is to research and develop patents and other intellectual property assets. The principal business address of Walker Digital is Two High Ridge Park, Stamford, Connecticut 06905.

JSW’s principal business is to serve as an investment vehicle. The principal business address of JSW is c/o Walker Digital, LLC, Two High Ridge Park, Stamford, Connecticut 06905.

Walker’s principal occupation is inventor. The business address of Walker is c/o Walker Digital, LLC, Two High Ridge Park, Stamford, Connecticut 06905.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

On July 11, 2013, Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GO Merger Sub LLC, a wholly-owned subsidiary of Issuer (“Merger Sub”), Walker Digital and Walker Digital Holdings, LLC, a wholly-owned subsidiary of Walker Digital (“Walker Digital Sub”), pursuant to which, on September 18, 2013 (the “Closing Date”), Merger Sub merged with and into Walker Digital Sub (the “Merger”), with Walker Digital Sub surviving the Merger and becoming a wholly-owned subsidiary of Issuer. At the effective time of the Merger, all of the issued and outstanding membership interests in Walker Digital Sub were converted into 14,999,000 shares of Issuer’s newly-designated Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), and 7,667,667 shares of Common Stock (collectively, the “Merger Consideration”). As a result of the Merger, Walker Digital acquired 37.1% of Issuer’s issued and outstanding Common Stock and 100% of Issuer’s issued and outstanding Series B Preferred Stock (and, assuming conversion of all such shares of Series B Preferred Stock, 63.5%, of Issuer’s issued and outstanding Common Stock). Holders of the Series B Preferred Stock are entitled, by virtue of holding such shares of Series B Preferred Stock, to cast an aggregate of 80% of the total votes that may be cast with respect to all matters as to which stockholders of Issuer are entitled to vote.

Item 4.     Purpose of Transaction

Walker Digital entered into the Merger for the purpose of acquiring a controlling interest in Issuer. In connection with the Merger and pursuant to the terms of a Lock-Up Agreement dated as of July 11, 2013 between Issuer and Walker Digital, as amended, Walker Digital agreed that for a period of 12 months following the closing of the Merger, it will not sell or transfer any of the shares of Common Stock or Series B Preferred Stock received in the Merger to any person, other than (i) to affiliates and to current and former officers or members of Walker Digital and its affiliates (and on the condition such transferees enter into a similar lock-up agreement), (ii) upon a pledge of such securities (and on the condition such pledgee will enter into a similar lock-up agreement) or (iii) a transfer of shares of Common Stock in a secondary offering as part of a registered public offering that includes primary shares or in a privately negotiated sale of unregistered securities to third parties (not affiliated with Walker Digital) who agree to certain time limitations on the registration with respect to such securities, in either case at a purchase price of no less than $3.00 per share of Common Stock and for aggregate consideration of no more than $15,000,000.

Further, pursuant to the terms of a Subscription, Purchase and Investment Agreement, dated as of September 18, 2013, by and among Walker Digital, Issuer and the investors party thereto (the “Investors”), Walker Digital covenanted to each of the Investors that it will not, from the Closing Date through the first anniversary of the Closing Date, sell any shares of Common Stock to any third party for a purchase price of less than $3.00 per share; provided that Walker Digital may transfer up to 400,000 shares of Common Stock to one of its affiliates for the sole purpose of such affiliate transferring such shares of Common Stock to certain of such affiliate’s former officers. Walker Digital anticipates that it will cause Issuer to be re-named Patent Properties, Inc. in the fourth quarter of 2013.

Except as otherwise set forth herein, the Reporting Persons have not formulated any plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(j)	Any action similar to any of those listed above.

Item 5.     Interest in Securities of the Issuer

(a)	As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own 7,667,667 shares of Common Stock, representing in the aggregate approximately 37.1% of Issuer’s issued and outstanding shares of Common Stock, based upon 20,680,153 shares of Common Stock issued and outstanding as of September 20, 2013.

Due to their relationship with each another, the Reporting Persons may be deemed to constitute a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their beneficial ownership of the shares of Common Stock. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d)(3) of the Act or otherwise, is the beneficial owner of the shares of Common Stock held by any other Reporting Person.

(b)

Reporting Persons	No. of Shares With Sole Voting and Dispositive Power	No. of Shares with Shared Voting and Dispositive Power	Percentage of Class Beneficially Owned
Walker Digital	7,667,667	0	37.1%
JSW	0	7,667,667	37.1%
Walker	0	7,667,667	37.1%

(c)	Other than as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)	Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such Reporting Persons and any person with respect to any securities of the Issuer.

Item 7.     Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of July 11, 2013, by and among GlobalOptions Group, Inc., GO Merger Sub LLC, Walker Digital, LLC and Walker Digital Holdings, LLC.(1)

99.2	Amendment to Agreement and Plan of Merger, dated as of September 18, 2013, by and among GlobalOptions Group, Inc., GO Merger Sub LLC, Walker Digital, LLC and Walker Digital Holdings, LLC.(2)

99.3	Lock-Up Agreement, dated as of July 11, 2013, by and between GlobalOptions Group, Inc. and Walker Digital, LLC.(3)

99.4	Amendment to Lock-Up Agreement, dated as of September 18, 2013, by and between GlobalOptions Group, Inc. and Walker Digital, LLC.(4)

99.5	Subscription, Purchase and Investment Agreement, dated as of September 18, 2013, by and among Walker Digital, LLC, GlobalOptions Group, Inc. and the investors party thereto.(5)

99.6	Joint Filing Agreement, dated as of September 30, 2013, by and among Walker Digital, LLC, JSW Investments, LLC and Jay S. Walker.

(1)	Incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Issuer with the United States Securities and Exchange Commission (the “Commission”) on July 15, 2013.
(2)	Incorporated herein by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Issuer with the Commission on September 24, 2013.
(3)	Incorporated herein by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by Issuer with the Commission on July 15, 2013.
(4)	Incorporated herein by reference to Exhibit 4.11 of the Current Report on Form 8-K/A filed by Issuer with the Commission on September 27, 2013.
(5)	Incorporated herein by reference to Exhibit 10.32 of the Current Report on Form 8-K filed by Issuer with the Commission on September 24, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 30, 2013	WALKER DIGITAL, LLC

	By:	/s/ Jay S. Walker
Name: Jay S. Walker
Title: Authorized Person

JSW INVESTMENTS, LLC

	By:	/s/ Jay S. Walker
Name: Jay S. Walker
Title: Sole Member

/s/ Jay S. Walker
Jay S. Walker